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SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 30 2012 DIVISION OF TRADING & MARKETS

SEC Mail Processing Section AUG 30 2012 Washington DC 402

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 33980 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Dundee Road - Suite 903
(No. and Street)

| Northbrook | Illinois | 60062 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frank B. Chauner 847-509-8880 ext 1
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Brown, P.C. PCAOB # 3363
(Name – *if individual, state last, first, middle name*)

| 3710 Commercial Ave - Suite 11 | Northbrook | Illinois | 60062-1846 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



9/18

# OATH OR AFFIRMATION

I, Sarah Cyphers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chauner Securities, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



OFFICIAL SEAL
FRANK B. CHAUNER
NOTARY PUBLIC, STATE OF ILLINOIS
EXPIRATION 03/18/14


Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INDEPENDENT AUDITOR'S REPORT

# CHAUNER SECURITIES, INC.

## FOR THE YEAR ENDED JUNE 30, 2012
## and Supplementary Information

# CONTENTS


**BERNSTEIN & BROWN, P.C.**
*Certified Public Accountants and Consultants*

847.714.9000
Fax 847.714.9191
www.bbcpa.net

3710 Commercial Ave., Suite 11
Northbrook, Illinois 60062

**To the Shareholder and**
**Board of Directors**

**CHAUNER SECURITIES, INC.**
**Northbrook, Illinois 60062**

## INDEPENDENT PUBLIC ACCOUNTANT'S REPORT

We have audited the accompanying statement of financial condition of CHAUNER SECURITIES, INC., an Illinois corporation, as of June 30, 2012, and the related statements of income and retained earnings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHAUNER SECURITIES, INC., at June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.**

Bernstein & Brown, P.C.

**August 24, 2012**

# CHAUNER SECURITIES, INC.

## Statement of Financial Condition

## June 30, 2012

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $79,542 | |
| Broker receivable | 765 | |
| Total Current Assets | | $80,307 |
| **OHER ASSETS** | | |
| Deposit-clearing broker | | 25,000 |
| **TOTAL ASSETS** | | $105,307 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accrued administration expenses | | 21,200 |
| Broker payables | | 9,480 |
| Accrued expenses | | 263 |
| Total Current Liabilities | | $30,943 |
| **SHAREHOLDER'S EQUITY** | | |
| Capital stock | | |
| 10,000,000 shares common stock authorized; | | |
| $.01 par value; 1,000 shares issued and outstanding | $10 | |
| Paid-in capital | 9,990 | |
| Retained earnings, per accompanying statement | 64,364 | |
| Total Shareholder's Equity | | 74,364 |
| **TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY** | | $105,307 |

The accompanying notes are an integral part of this statement.

# CHAUNER SECURITIES, INC.

## Statement of Income and Retained Earnings

## For the Year Ended June 30, 2012

| | |
|---|---|
| **REVENUE** | |
| Commissions | $416,977 |
| Managing dealer fees | 151,707 |
| Mutual fund fees | 45,321 |
| Other Income | 68 |
| Total Revenue | $614,073 |
| **EXPENSES** | |
| Commissions | $394,786 |
| Administration fees | 190,450 |
| Regulatory expenses | 18,903 |
| Professional fees | 9,800 |
| Other fees | 100 |
| Total Expenses | $614,039 |
| **NET INCOME BEFORE INCOME TAXES** | $34 |
| **INCOME TAXES** | |
| Income taxes | 0 |
| **NET INCOME TO RETAINED EARNINGS** | $34 |
| **RETAINED EARNINGS JULY 1, 2011** | 64,330 |
| **RETAINED EARNINGS JUNE 30, 2012** | $64,364 |

The accompanying notes are an integral part of this statement.

# CHAUNER SECURITIES, INC.

## Statement of Cash Flows

## For the Year Ended June 30, 2012

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $34 |
| Changes in assets and liabilities | |
| Broker receivables | 10,122 |
| Broker payables | 1,900 |
| Accrued expenses | (38,313) |
| **NET CASH FLOWS USED IN OPERATING ACTIVITIES** | ($26,257) |
| **NET DECREASE IN CASH** | ($26,257) |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 105,799 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $79,542 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | |
| **INTEREST PAID IN CASH** | $0 |
| **INCOME TAXES PAID IN CASH** | $0 |

The accompanying notes are an integral part of this statement.

# CHAUNER SECURITIES, INC.

## Notes to the Financial Statements
## June 30, 2012

## NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Chauner Securities, Inc. is a registered security broker dealer. The Company is a non-carrying broker dealer with no client securities or funds physically held or under the control of the broker dealer.

Method of Accounting - The Company utilizes the accrual method of accounting for all financial purposes.

Cash Equivalents - The Company recognizes that cash and cash accounts with maturity dates of three months or less as cash equivalents in the financial statements. Cash includes all cash balances deposited with local and national financial institutions.

Securities Transactions - Securities transactions and related commission income and expense are recorded on the dates of the trade or transaction.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

## NOTE B: INCOME TAXES

The company is a corporation for federal and state income tax purposes. For federal income tax purposes, the company's earnings of $34 during the current fiscal year were offset by a net operating loss carryover from prior years.

The company's remaining federal net operating loss carryover from June 30, 2011 of $17,550 is available to offset profits in ensuing years until June 30, 2039.

For state purposes the Illinois net operating loss carryover of $19,758 to June 30, 2011 has been suspended by law until 2014 due to the poor economic state of affairs prevailing in the State of Illinois government budgets. The company was not liable for state income taxes at June 30, 2012 due to net income levels that are below the base limit of $1,000.

The Company's evaluation at June 30, 2012 revealed no uncertain tax positions that would have a material impact on the financial statements. The fiscal year tax returns of June 30, 2009 through 2012 remain subject to possible examination by the U.S. Department of the Treasury Internal Revenue

**CHAUNER SECURITIES, INC.**

**Notes to the Financial Statements**
**June 30, 2012**

## NOTE B: INCOME TAXES (Cont'd)

Service. The Illinois state income tax returns are also subject to possible examination by state authorities for the fiscal years June 30, 2009 through 2012.

The Company is of the opinion, that there are no reasonably possible changes that may occur within the ensuing twelve months for any income tax adjustments that will have a material effect on the financial statements.

## NOTE C: NET CAPITAL REQUIREMENTS

The company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the company is required to maintain a "net capital" equivalent to $5,000 effective as of July 19, 1998 or 6 2/3% of "aggregated indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregated indebtedness change from day to day, but at June 30, 2012 the company had net capital of $73,734 and net capital requirements of approximately $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

## NOTE D: RELATED PARTY TRANSACTIONS

The company has entered into an agreement with a related entity to share office space and administrative services. Rent, office services and other overhead amounts are to be allocated based upon the agreement between the respective parties.

The company incurred a total of $190,450 for administrative expenses during the fiscal year. The related entity was due $21,200 at June 30, 2012.

## NOTE E: CUSTOMER POSSESSION AND CONTROL

The company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the broker dealer.

# CHAUNER SECURITIES, INC.

## Notes to the Financial Statements
## June 30, 2012

### NOTE F: CONCENTRATIONS OF RISK

The company is subject to concentrations of risk primarily from financial and economic conditions prevalent in investment markets. The ability of the company to market their products to investors is directly influenced by these prevailing conditions to which the company has no control.

The company's primary business is the structuring and marketing of private real estate securities and their entities primarily located in the United States of America.

These investments are highly influenced by the credit markets, real estate economic conditions and investor psychology. These investments are largely long term illiquid investments with limited marketability after the initial investment.

The ability of the company to market products is controlled by governmental and other industry regulators. The company is subject to the rules and regulations of these agencies. These regulations increase costs of compliance and changes in rules may adversely affect the ability of the company to conduct future security offering in this regulated environment.

### NOTE G: SUBSEQUENT EVENTS

Subsequent events, if any, have been evaluated through the issue date of the report; August 24, 2012.

# SUPPLEMENTARY INFORMATION

## Schedule I

# CHAUNER SECURITIES, INC.

## Statement of Changes in Shareholder's Equity

## For the Year Ended June 30, 2012

| | Common Stock | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance - July 1, 2011 | $10 | $9,990 | $64,330 | $74,330 |
| Net Income (Schedule) | | | 34 | 34 |
| Balance - June 30, 2012 | $10 | $9,990 | $64,364 | $74,364 |

See Accountant's Report

## Schedule II

## CHAUNER SECURITIES, INC.

## Computation of Net Capital

## For the Year Ended June 30, 2012

| | |
|---|---|
| Total shareholder's equity from | |
| statement of financial condition | $74,364 |
| Less: nonallowable assets | 0 |
| haircuts on securities (pursuant to 15c3-1(f) | 630 |
| Net Capital | $73,734 |
| Minimum net capital requirements (6 2/3% X $ 5,000) | $2,063 |
| Minimum net capital requirement | $5,000 |
| Excess net capital | $68,734 |
| Net capital less greater of 10% of aggragate indebtedness or 120% of net capital | $67,734 |
| Total aggregated indebtedness | $30,943 |
| Net capital | $73,734 |
| Percentage of aggregate indebtedness to net capital | 41.97% |

See Accountant's Report

# Schedule III

## CHAUNER SECURITIES, INC.

## Reconciliation Pursuant to Rule 17a-5(d)(4)

## For the Year Ended June 30, 2012

| | |
|---|---|
| Net capital, as previously reported | $73,839 |
| Less: adjustments per audit | (105) |
| Net capital, as reported herein | $73,734 |
| Aggregated indebtedness, as previously reported | $30,827 |
| Aggregated indebtedness, as reported herein | $30,943 |

See Accountant's Report

# Schedule IV

## CHAUNER SECURITIES, INC.

## Computation of Aggregated Indebtedness

## For the Year Ended June 30, 2012

| | |
|---|---|
| Total allowable liabilities from statement of financial condition | $30,943 |
| Deduct: Special reserve bank account deposit [15c3-1(c)(1)(vii)] | 0 |
| Total Aggregated Indebtedness | $30,943 |

See Accountant's Report



BERNSTEIN & BROWN, P.C.
*Certified Public Accountants and Consultants*

847.714.9000
Fax 847.714.9191
www.bbcpa.net

3710 Commercial Ave., Suite 11
Northbrook, Illinois 60062

**To the Shareholder and**
**Board of Directors**

**CHAUNER SECURITIES, INC.**
**Northbrook, Illinois 60062**

**In planning and performing our audit of the financial statements of CHAUNER SECURITIES, INC., an Illinois corporation, as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.**

**Also, as require by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:**

1. **Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)**
2. **Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13**

3. **Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System**
4. **Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.**

**The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are require to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.**

**Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.**

**A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.**

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



August 24, 2012


BERNSTEIN & BROWN, P.C.
*Certified Public Accountants and Consultants*

847.714.9000
Fax 847.714.9191
www.bbcpa.net

3710 Commercial Ave., Suite 11
Northbrook, Illinois 60062

**To the Shareholder and**
**Board of Directors**

**CHAUNER SECURITIES, INC.**
**Northbrook, Illinois 60062**

**In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Chauner Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating Chauner Securities, Inc.'s compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7). Chauner Securities, Inc.'s management is responsible for the Chauner Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedure was performed and our findings are as follows:**

1. **Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries of January 30, 2012 for $217 noting no differences;**

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;
3. Compared any adjustments reported inform SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bernstein & Pinchuk, P.C.

August 24, 2012

# CHAUNER SECURITIES, INC.

## SIPC Supplemental Report

## For the Year Ended June 30, 2012

Schedule of assessment payments:

| | | |
|---|---|---|
| January 30, 2012 | SIPC | $217 |
| Total Payments | | $217 |

See Accountant's Report